Submission of Matters to a Vote of Shareholders

The Joint Annual Meeting of Shareholders of the First Trust/ Four Corners Senior Floating Rate Income Fund and First Trust/Four Corners Senior Floating Rate Income Fund II was held on September 21, 2009. At the Annual Meeting, holders of Common and Preferred Shares of First Trust/Four Corners Senior Floating Rate Income Fund II voting together elected Trustee Niel B. Nielson for a three-year term. Holders of Preferred Shares elected Trustee Thomas R. Kadlec and Trustee Robert F. Keith each for one-year terms. The number of votes cast in favor of Niel
B. Nielson was 22,621,398, the number of votes against was 1,170,067 and the number of abstentions was 1,503,674. The number of votes cast in favor of Thomas R. Kadlec was 1,986, the number of votes against was 28 and the number of abstentions was 1,186. The number of votes cast in favor of Robert F. Keith was 1,986, the number of votes against was 28 and the number of abstentions was 1,186. James A. Bowen and Richard E. Erickson are the current and continuing Trustees.